Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-290337

Powerlaw Corp.

43,242,931 Shares of Common Stock

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Supplement dated October 8, 2026 to the Prospectus dated May 20, 2026

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This supplement supplements certain information contained in the prospectus of Powerlaw Corp. (the “Fund”) dated May 20, 2026, as amended or supplemented (the “Prospectus”). Capitalized terms used in this supplement and not otherwise defined have the meaning specified in the Prospectus. You should carefully consider the “Risk Factors” section beginning on page 16 of the Prospectus.

Preliminary Current Portfolio

Explanatory Note: The Fund is publishing this preliminary Portfolio Schedule prior to completion of the Fund’s year-end audit for the fiscal year ended September 30, 2026. The amounts shown in this preliminary Portfolio Schedule are estimated and unaudited and are subject to adjustment based upon the results of the audit process, including any applicable additional information received by the Fund during the audit process. The Fund intends to publish an updated version of this Portfolio Schedule within 60 days of the end of the fiscal quarter ended September 30, 2026, which will include an additional column setting forth each Portfolio Company’s fair value as of September 30, 2026 as a percentage of the Fund’s net assets as of September 30, 2026.

The following table sets forth certain estimated and unaudited information as of September 30, 2026 for each of the Fund’s portfolio companies.

Portfolio Company	Nature of Principal Business	Investment Structure(s)	Cost of Investment	FV of Investment¹	Shares/ Units
Canva, Inc.	Software	SPV²,	$11,721,238	$11,266,883	3,848	shares of Common Stock,
		Forward Contract⁴			3,000	shares of Class B Common Stock
Colossal Biosciences Inc.	Biotechnology and Genetic Engineering	Direct Purchase	$25,000,003	$40,068,647	1,609,855	shares of Common Stock
CSS Solutions, LLC	Physical Automation	Direct Purchase,	$33,415,663	$33,414,403	9,895	Common Units,
(d/b/a Atoms)		SPV²			51,755	Class A Preferred Units
Databricks, Inc.	Software	SPV²	$14,601,903	$27,662,505	12,000	shares of Series A Preferred Stock,
					54,436	shares of Series J Preferred Stock,
					42,105	shares of Series L Preferred Stock
Deel, Inc.	Software	Direct Purchase,	$30,224,946	$30,002,769	256,959	shares of Series A-3 Preferred Stock,
		SPV²			513,919	shares of Series E Preferred Stock
Kalshi Inc.	Financial Technology	SPV²	$20,624,260	$66,621,905	23,382	shares of Common Stock,
					38,969	shares of Series E Preferred Stock
Mercor.io Corporation	Artificial Intelligence (AI)	SPV²	$21,071,006	$35,681,434	28,020	shares of Series C Preferred Stock
OpenAI Group PBC	Artificial Intelligence (AI)	SPV²	$63,998,477	$101,084,544	71,872	shares of Series A-3 Preferred Stock,
					74,258	shares of Class A Common Stock
Payward, Inc.	Financial Technology	Direct Purchase,	$26,278,578	$37,174,413	148,349	shares of Common Stock,
(aka Kraken)		SPV²			263,926	shares of Series Seed Preferred Stock,
					89,876	shares of Series A Preferred Stock,
					102,606	shares of Series C Preferred Stock
People Center Inc. d/b/a Rippling	Software	SPV²	$4,968,400	$4,950,178	90,826	shares of Class A Common Stock
Perplexity AI, Inc.	Artificial Intelligence (AI)	SPV²	$8,240,207	$8,000,201	115,037	shares of Series E Preferred Stock
Saronic Technologies, Inc.	Defense Products	SPV²	$8,335,005	$7,840,798	103,863	shares of Series Seed-1 Preferred Stock,
					179,315	shares of Series D Preferred Stock
Shield AI Holdings, Inc.	Defense Products	SPV²	$26,070,000	$25,070,000	162,681	shares of Series G Preferred Stock
Space Exploration Technologies Corp.	Aviation/ Aerospace	Direct Purchase, SPV²	$45,080,657	$146,982,168	972,374	shares of Class A Common Stock
Stoke Space Technologies, Inc.	Aviation/ Aerospace	SPV²	$19,929,850	$19,900,000	166,688	shares of Series E Preferred Stock
Stripe, Inc.	Financial Technology	Direct Purchase³	$15,005,029	$25,316,550	401,850	shares of Class B Common Stock
Tether Holdings, S.A. de C.V.	Financial Technology	SPV²	$21,250,000	$20,041,341	6,456	shares of Common Stock
Vast Data Ltd.	Artificial Intelligence (AI)	SPV²	$25,812,512	$25,051,921	239,932	shares of Common Stock,
					150,926	shares of Series B Preferred Stock,
					31,269	shares of Series F Preferred Stock
Waymo, LLC	Mobility Technology	Forward Contract⁴	$360,000	$360,000	4,000	Membership Units
			$421,987,734	$666,490,659

(1)	The values presented in this column reflect the estimated and unaudited fair value of such investments as of September 30, 2026, in accordance with the Fund’s valuation policies and procedures.

(2)	All or a portion of this investment is held in one or more SPVs in which the Fund has a direct investment. The SPVs have either directly invested in the Portfolio Company or indirectly invested in the Portfolio Company through an SPV. The number of shares or units presented represents the number of securities of the underlying Portfolio Company for which the Fund has indirect economic exposure.

(3)	All or a portion of this investment is held through a Subsidiary.

(4)	All or a portion of this investment is held through forward contracts. Forward contracts involve the future delivery of securities of the Portfolio Company upon such securities becoming freely transferable or upon the removal of legends that restrict the transfer of such securities. The counterparties to the forward contracts are the direct holders of the restricted securities of the Portfolio Company.

From July 1, 2026 to September 30, 2026, the Fund acquired positions in the following two new Portfolio Companies. It invested in CSS Solutions, LLC d/b/a Atoms directly and indirectly through an SPV and in Stoke Space Technologies, Inc. indirectly through an SPV. A brief description of each of these new Portfolio Companies is included below:

CSS Solutions, LLC d/b/a Atoms

CSS Solutions, LLC (“Atoms”) is an industrial automation and physical AI company founded by Travis Kalanick, co-founder of Uber, operating under the trade name Atoms. The company emerged from an eight-year period of stealth operation, during which it built out its business under its predecessor entity, City Storage Systems, and grew its cloud kitchen brand CloudKitchens into a global network of food production and delivery infrastructure. In March 2026, Kalanick unveiled the company’s expanded vision and rebranded the enterprise as Atoms, consolidating its operating businesses into a single equity structure. Atoms’ central thesis treats the physical economy through a software lens; digitizing and automating the production, processing, and movement of physical goods with the same logic that software and data networks applied to information. The company operates through three core divisions: Atoms Food, which applies robotics and software to food production and delivery; Atoms Mining, which targets automation and productivity improvement in resource extraction; and Atoms Transport, which is developing specialized robotics and autonomous systems for logistics and last-mile movement. Atoms has raised approximately $2.95 billion in aggregate capital across its operating history, including a $1.7 billion financing round led by Andreessen Horowitz announced in July 2026.

Stoke Space Technologies, Inc.

Stoke Space Technologies, Inc. (“Stoke Space”) is a rocket company developing fully and rapidly reusable launch vehicles designed to provide frequent, affordable access to orbit. Founded by Andy Lapsa and headquartered in Kent, Washington, Stoke Space is building the Nova launch vehicle, a two-stage medium-lift rocket designed to be completely reusable across both its first and second stages, an engineering milestone that no orbital launch company has yet demonstrated at scale. Nova Pathfinder, the initial configuration, is designed to deliver up to 3 metric tons to low Earth orbit on fully reusable flights, with an expendable upper-stage variant capable of carrying up to 7 metric tons. A larger follow-on vehicle, Nova Block 2, is in concurrent development. Nova’s first stage uses seven Zenith full-flow staged-combustion engines, and its upper stage features a liquid-hydrogen-fed propulsion system with a regeneratively cooled metallic re-entry heat shield, enabling it to return from orbit independently. Stoke Space has raised approximately $2.3 billion in total capital to date, including the initial closing of a $1 billion Series E round in September 2026, co-led by Point72 Ventures and Spark Capital, with participation from Y Combinator, US Innovative Technology Fund, Glade Brook Capital, and other existing investors. The company has been added to the U.S. Space Force’s national security launch program alongside Rocket Lab, and first orbital launch attempts are targeted for 2027.